OXFORD RESOURCE PARTNERS, LP
41 South High Street, Suite 3450
Columbus, OH 43215
(614) 643-0321
July 9, 2010
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628
Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

	Re:	Oxford Resource Partners, LP Registration Statement on Form S-1 File No. 333-165662
Ladies and Gentlemen:
     Oxford Resource Partners, LP (the “Partnership”) requests acceleration of the effective date of the above-captioned Registration Statement to 4:00 p.m., Washington, D.C. time, on Monday, July 12, 2010, or as soon as practicable thereafter.
     The Partnership hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission July 9, 2010 Page 2

Very truly yours, OXFORD RESOURCE PARTNERS, LP
By:	Oxford Resources GP, LLC,
its General Partner

By:	/s/ Jeffrey M. Gutman
Jeffrey M. Gutman
Senior Vice President, Chief Financial Officer and Treasurer

cc:	William N. Finnegan IV, Esq. (By Email) Latham & Watkins LLP 717 Texas Avenue Suite 1600 Houston, TX 77002 Bill.Finnegan@lw.com

Brett E. Braden, Esq. (By Email) Latham & Watkins LLP 717 Texas Avenue Suite 1600 Houston, TX 77002 Brett.Braden@lw.com

Larry E. Murphy, Esq. (By Email) Latham & Watkins LLP 717 Texas Avenue Suite 1600 Houston, TX 77002 Larry.Murphy@lw.com